Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C.  20549

March 2, 2017

Attn:  Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Re:  Therapeutic Solutions International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015 Filed October 31, 2016 and Form 10-K/A filed on January 25, 2017

File No.  000-54554

Dear Mr. Kuhar:

Please see our updated response to Item 4 below to your letter of December 21, 2016:

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Annual Report on Internal Control over Financial Reporting, page 25

4.  We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. Please tell us the COSO framework used by your management - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and revise the report in future filings to identify the framework used.

Updated response:

An inadvertent typographical error occurred in the filing of our Form 10-K/A on January 25, 2017 that resulted in an incorrect Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework date used to evaluate Internal Control.  The correct date should have been 2013.

Our Management´s Report on Internal Control over Financial Reporting will use the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Updated Framework issued in 2013 for our Form 10-Q and Form 10-K filings for 2016 and 2017.

Sincerely,

/s/ Gerry B. Berg

Gerry B. Berg

Chief Financial Officer

Therapeutic Solutions International, Inc.

cc:  Tara Harkins

4093 Oceanside Blvd., Suite B. Oceanside, CA  92056